UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATHAN HALE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W TRADE ST - SUITE 2150
(No. and Street)

CHARLOTTE (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY C. GALARPE 980-237-4750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT LLP
(Name – *if individual, state last, first, middle name*)

111 METROPOLITAN AVENUE (Address) CHARLOTTE (City) NC (State) 28204 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, GARY C. GALARPE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATHAN HALE CAPITAL, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA H. SMITH NOTARY PUBLIC MECKLENBURG COUNTY, NC

Signature

CFO|COO|CCO

Title

Notary Public

My Commission Expires - August 4, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

NATHAN HALE CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

As of and for the year ended December 31, 2017
And Report of Independent Registered Public Accounting Firm



Cherry Bekaert™
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

The Members
Nathan Hale Capital, LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nathan Hale Capital, LLC (the "Company") as of December 31, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). The Company's management is responsible for these financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company's Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Supplementary Information

The supplemental information contained in Schedule 1 (Computation of Net Capital and Net Capital Ratio Under Rule 15c 3-1) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Cherry Bekaert LLP

Charlotte, North Carolina
February 28, 2018

NATHAN HALE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash in bank	$ 151,926
Receivable from clearing organization	19,857,554
Securities owned, at market value	212,624,214
Prepaid expense and other assets	156,085
Property and equipment, net of accumulated depreciation	120,125
Total assets	$ 232,909,904

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 112,276
Accrued expenses	108,139
Commissions payable	222,499
Subordinated loans payable	4,800,000
Other liabilities	132,129
Payable to clearing organization	113,869,545
Securities sold, not yet purchased at fair value	102,856,754
Total liabilities	222,101,342
Members' equity	10,808,562
Total liabilities and members' equity	$ 232,909,904

The accompanying notes are an integral part of these financial statements.

-3-

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Nathan Hale Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and Financial Regulatory Authority (FINRA). The Company was formed under the laws of the State of Nevada maintaining its principal office in Charlotte, North Carolina with branch offices Boca Raton, FL, Carlsbad, CA, Huntington, NY, Madison, NJ, New York, NY and Reno, NV. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government and agency securities, corporate obligations and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2017, the Company had deposit levels with clearing organizations exceeding the requirements.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities consist of fixed income securities and are generally valued at quoted market values. If a quoted market value is not available, fair value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities.

-7-

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2017

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of debt securities that the Company has sold short in order to facilitate a short sale, the Company borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company borrowed the security to when the Company purchases it in the market to cover the short sale.

Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification 820 (FASB ASC 820) defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that The Company can access at the measurement date.

Level 2 – Inputs other than the quoted prices included within level 1 that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2017

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a trade date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

Income Taxes

The Company is a limited liability corporation and is not taxed at the entity level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

Management has evaluated the effect of the accounting guidance provided by accounting for uncertainty in income taxes. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2017.

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2017

(2)   SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy utilized to measure as of December 31, 2017, on a recurring basis:

Marketable Securities Owned	Level 1	Level 2	Level 3	Total
Government and asset-backed agency securities	$ -	$ 127,883,263	$ -	$ 127,883,263
Corporate and asset-backed non-agency securities	$ -	$ 3,444,925	$ -	$ 3,444,925
Municipal securities	$ -	$ 81,296,026	$ -	$ 81,296,026
Total				$ 212,624,214

Securities Sold, not yet purchased				
Government and asset-backed Agency securities	$ -	$ 102,584,492	$ -	$ 102,584,492
Corporate and asset-backed Non-agency securities	$ -	$ 272,262	$ -	$ 272,262
Total				$ 102,856,754

Trading securities are based on quoted market prices in active markets for similar assets and liabilities.

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to clearing organization" on the Statement of Financial Condition. To the extent that the Company has received proceeds from short-sale positions, the proceeds have reduced the amount of inventory financing payable. See Note 3.

(3)   PAYABLE TO CLEARING ORGANIZATION

Payable to clearing organization consists of the following:

Inventory financed, net of proceeds received by clearing firm related to short sales	$ 113,869,545
Securities sold, not yet purchased – at market value	102,856,754
Total due clearing firm	$ 216,726,299

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2017

(4)   TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate and agency securities and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by trading either governmental agency securities, corporates or securities that are AAA rated by two or more debt security rating services or Certificates of Deposit that are insured by the Federal Deposit Insurance Corporation. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

(5)   RENTAL OF OFFICE FACILITIES

The Company occupies office space under a lease agreement expiring April 30, 2020, calling for payments as follows:

Year Ended December 31	Annual Rent Charlotte, NC
2018	$ 118,789
2019	122,348
2020	51,969
	$293,106

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2017

(6)   401(K) PLAN

The Company sponsors a 401(k) retirement plan for all eligible employees who have a minimum of three months of service and have attained the age of twenty-one. Accrued expenses on the statement of financial condition includes discretionary contributions to the plan of $95,268 for the year ended December 31,2017.

(7)   CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Wells Fargo which had a bank balance of $151,926 at December 31, 2017. Accounts at this institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(8)   NET CAPITAL

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2017, the Company had net capital, after deducting regulatory haircuts on securities and other non-allowable assets, of $4,497,619 which exceeded its required minimum net capital by $4,397,619.

The Company's net capital ratio was .1279 to 1. The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2017

(9)   SUBORDINATED LOANS PAYABLE

On Jan 31, 2014, the Chairman – Mark Elmore provided $6,000,000 to the company through FINRA approved loans. The loans are evidenced by five separate agreements in the amount of $1,200,000 each, with maturities on three, four, five, six and seven-year terms. The rate of interest on each of the loans is eight percent. The loans maturity dates will be automatically extended for successive one-year terms unless the lender directs the Company to give written notice to FINRA, not less that thirteen months prior to the scheduled maturity date of each loan, of the Company's election not to extend the maturity.

If the Company average return on equity for three years immediately preceding any Loan maturity date is greater than or equal top twenty percent (20%), the lender may purchase, in an amount equal to the maturing loan principal, Class A non-voting Membership Interests at book value without regard to any goodwill. If the Company's average return on equity for the three years immediately preceding the any Loan maturity date is less than twenty percent (20%) any maturing principal shall be payable in cash.

The three-year term loan was paid in full on Feb 1,2017. Notification was provided to FINRA to pay the four-year term loan as scheduled.

(10)   SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 28, 2018. No transactions or events were found that were material enough to require recognition in the financial statements.



Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

The Members
Nathan Hale Capital, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nathan Hale Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Charlotte, North Carolina
February 28, 2018